 Exhibit 12.1

Gramercy Property Trust Inc.

Statement of Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Unaudited, Dollar Amounts in Thousands)

	For the Six
	Months Ended
	June 30,		Years Ended December 31,
	2014		2013		2012		2011		2010		2009
Earnings:
Net loss from continuing operations, pretax	$63,331		$(1,779)		$(15,011)		$(20,340)		$(25,962)			$63,781
Add (Subtract):
Loss (income) from Equity Investees	(1,753)		5,662		2,904		(121)		303			(113)
Distributions from Equity Investees	-		-		-		-		-			-
Fixed charges	6,272		16,386		88,159		186,620		201,653			235,924
Capitalized interest	-		-		-		-		-			-
Income (loss) before fixed charges and preferred stock dividends	$67,850		$20,269		$76,052		$166,159		$175,994			$299,592

Fixed charges:
Interest expense	$6,272		$16,386		$88,159		$186,620		$201,653			$235,924
Capitalized interest	-		-		-		-		-			-
Total fixed charges	$6,272		$16,386		$88,159		$186,620		$201,653			$235,924
Preferred stock dividends	3,581		7,162		7,162		7,162		8,798			9,414
Total fixed charges and preferred stock dividends	$9,853		$23,548		$95,321		$193,782		$210,451			$245,338

Ratio of earnings to fixed charges and preferred stock dividends	6.9	x	0.9	x	0.8	x	0.9	x	0.8	x		1.2	x
Deficiency	$ N/A		$3,279		$19,269		$27,623		$34,457		$	N/A